Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(25,370)	$(17,443)	$(13,400)	$(13,276)	$10,409	$(2,037)	$4,240
Fixed charges - per below	47,831	44,539	46,626	44,329	44,109	10,976	12,870
Less:
Capitalized interest	(73)	(132)	(82)	(185)	(851)	(95)	(420)

Earnings before fixed charges	22,388	26,964	33,144	30,868	53,667	8,844	16,690

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	47,608	44,257	46,394	43,994	43,108	10,843	12,412
Capitalized interest	73	132	82	185	851	95	420
Estimate of interest within rental expense	150	150	150	150	150	38	38

Total Fixed Charges	47,831	44,539	46,626	44,329	44,109	10,976	12,870

Income allocated to preferred shareholders	-	-	1,218	6,008	6,008	1,502	1,502
Total combined fixed charges and preferred distributions	47,831	44,539	47,844	50,337	50,117	12,478	14,372

Ratio of earnings to fixed charges (a)	0.47	0.61	0.69	0.61	1.07	0.71	1.16

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2009, 2010, 2011 and 2012 and in the three months ended March 31, 2013, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $25.4 million, $17.6 million, $14.7 million, $19.5 million and $3.6 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2009, 2010, 2011 and 2012, and in the three months ended March 31, 2013, respectively.